Exhibit 99.6

Barry C. Lake Direct +1 (709) 724 8280 barry.lake@mcinnescooper.com 5th Floor 10 Fort William Place PO Box 5939 St. John’s NL Canada A1C 5X4 Tel +1 (709) 722 8735 | Fax +1 (709) 722 1763

May 31, 2017

File No. 152769

Fortis Inc.
5 Springdale Street, Suite 1100
P.O. Box 8837
St. John’s, Newfoundland and Labrador A1B 3T2

Re:          Fortis Inc. — Registration Statement on Form F-10 and Prospectus Supplement

We refer to Fortis Inc.’s (i) Registration Statement on Form F-10 (File No. 333-214787), initially filed with the Securities and Exchange Commission (the “Commission”) on November 23, 2016, and (ii) Prospectus Supplement to the Short Form Base Shelf Prospectus dated November 30, 2016, filed with the Commission on May 31, 2017 (the “Prospectus Supplement”).

We consent to the use of our firm name under the heading “Legal Matters” in the Prospectus Supplement.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours very truly,

/s/ Barry C. Lake
Barry C. Lake

mcinnescooper.com